[Correspondence to the SEC]

BLUEGATE CORPORATION

Memorandum of Responses to SEC Comment letter dated February 19, 2010

SEC comment 1 – General

1. Please file a revised preliminary information statement that incorporates the changes requested in our letter dated December 8, 2009, as well as the changes requested in this letter. Also update all information as of the most recent practicable date. For example, update the executive compensation information for the fiscal year ended 2009.

Bluegate response to comment 1 -

The preliminary information statement has been amended to incorporate the changes requested in your letters dated December 8, 2009 and February 19, 2010 and is filed as Amendment 1.

SEC comment 2 – General

2. We note your response to comment two of our letter dated December 8, 2009. Please revise the disclosure throughout your information statement to (i) clarify that the actions approved by the shareholder consent have been taken and indicate when they were taken, (ii) clarify that the fact that such actions have been taken may be inconsistent with Rule 14c-2(b) under the Exchange Act, and (iii) describe the reasons that you determined to take such actions prior to the time period specified in Rule 14c-2(b) under the Exchange Act.

Bluegate response to comment 2 –

The following disclosure has been included throughout the information statement. “It was intended that the results of the resolutions approved in the shareholder consent be held in escrow pending effectiveness of the filing; however in order to complete the transactions and avoid filing for bankruptcy, it was agreed that funds would have to be paid by November 11, 2009 and the actions approved by the shareholder consent were taken effective November 7, 2009. The actions taken may be inconsistent with Rule 14c-2(b) under the Exchange Act; however, we believed that by taking those actions and filing Form 8-K disclosing the disposition of certain assets and business was more useful for the shareholders even though those actions were taken prior to the time period specified in Rule 14c-2(b) under the Exchange Act.”

SEC comment 3 – General

3. We note your response to comment four of our letter dated December 8, 2009. Please include the fairness opinion, as revised by Convergent Capital Appraisers, in the information statement. Also include the material agreements relating to the transaction.

[Correspondence to the SEC]

BLUEGATE CORPORATION

Bluegate response to comment 3 –

We have included the fairness opinion, as revised by Convergent Capital Appraisers and the material agreements relating to the transaction in the information statement.

SEC comment 4 – General

4. It appears from your response to comment five of our letter dated December 8, 2009 that the assets disposed of in the transaction comprise “all or any substantial part of assets” and, therefore, you should revise your filing to include all of the disclosure required by Item 14 of Schedule 14A. See Item 14(b) (1), (3), and (5) through (11) of Schedule 14A. Please note that we may have further comments after reviewing this additional disclosure.

Bluegate response to comment 4 –

We have revised the filing to include all of the disclosure required by Item 14 of Schedule 14A, specifically Item 14(b) (1), (3), and (5) through (11) of Schedule 14A.